Mail Stop 4561
									October 21, 2005

Mr. Shawn Erickson
Chief Executive Officer
Bangla Property Management, Inc.
3540 Albert Street
Regina, Saskatchewan, Canada S4S 3P5

Re:	Bangla Property Management, Inc.
		Form 10-KSB for Fiscal Year Ended March 31, 2005
		Filed July 7, 2005
		Form 10-QSB for Fiscal Quarter Ended June 30, 2005
		Filed August 18, 2005
		File No. 0-50637

Dear Mr. Erickson:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Item 8A - Controls and Procedures, page 22

1. Pursuant to Item 307 of Regulation S-B, revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please make conforming changes to the Form 10-QSB for the quarter ended June
30, 2005.

2. Please revise to disclose changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-B.
Please make conforming changes to the Form 10-QSB for the quarter ended June 30, 2005.

Item 13 - Exhibits and Reports on Form 8-K, page 26

3. Please revise the certification included as exhibit 31.1 to conform exactly to the presentation set forth in Item 601(b)(31) of
Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing. Refer to Management`s Report on Internal Control over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm> for guidance.  Please make conforming changes to the Form 10-QSB for the quarter ended
June
30, 2005.

4. Please revise the certification included as exhibit 32.1 to reflect the appropriate period ended date.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3431 if you have questions.



								Sincerely,



      Josh Forgione
      Staff Accountant
Mr. Shawn Erickson
Bangla Property Management, Inc.
October 21, 2005
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